February 19, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	John Reynolds, Assistant Director
Ronald E. Alper, Staff Attorney

Re:	American Mining Corporation
Registration Statement on Form S-1
File No. 333-192759

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Mining Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-192759), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on February 20, 2014, or as soon as practicable thereafter.

The Registrant hereby authorizes William Robinson Eilers of Eilers Law Group p.a., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Eilers at (786) 273-9152. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be emailed to the Registrant or transmitted by facsimile to (775) 201-0127.

Yours very truly,

/s/ Andrew Grundman

Andrew Grundman

President